Exhibit 5

NARRATIVE BUSINESS DESCRIPTION

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.

Canadian insurance — Northbridge

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2003, Northbridge’s net premiums written were Cdn$1,132.8 million. At year-end, the company had capital and surplus of Cdn$734.4 million and there were 1,453 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. The company has been in business since 1824. In 2003, C&F’s net premiums written were US$857.3 million. At year-end, the company had capital and surplus of US$989.9 million and there were 1,079 employees.

Fairmont Insurance, based in Houston, writes specialty niche property and casualty and accident and health insurance. In 2003, Fairmont’s net premiums written were US$185.4 million. At the beginning of 2004, Fairmont had combined capital and surplus of US$156.1 million and there were 239 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2003, Falcon’s net premiums written were HK$480.2 million (approximately HK$8 = US$1). At year-end, the company had capital and surplus of HK$222.7 million and there were 116 employees.

The Napa Managing General Underwriter, established in 2003 and based in Napa, California with five regional underwriting and production offices, underwrites specialty casualty and specialty property business, principally on an excess basis, for the account of unaffiliated insurers. In 2003, it underwrote US$154.0 million of premiums.

Reinsurance — OdysseyRe

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as certain insurance business, with principal locations in the United States, London, Paris, Singapore and Latin America. In 2003, OdysseyRe’s net premiums written were US$2,153.6 million. At year-end, the company had capital and surplus of US$1,297.3 million and there were 515 employees.

Runoff and Group Re

The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance. At year-end, the merged company had statutory capital and surplus of US$695.9 million.

The European runoff group consists of Sphere Drake, RiverStone Insurance (UK) and Dublin, Ireland-based nSpire Re (formerly named ORC Re). At year-end, this group had combined capital and surplus (excluding amounts related to financing Fairfax’s U.S. insurance and reinsurance companies) of US$596.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. At year-end, TRG/RiverStone had 561 employees in the U.S., located in Manchester, New Hampshire and Dallas, and 230 employees in its offices in London, Brighton, Paris and Stockholm.

Group Re constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance programs of Fairfax’s subsidiaries with third party reinsurers, on the same terms, including pricing, as the third party reinsurers. In 2003, its net premiums written were US$268.8 million.

Other

Lindsey Morden Group provides claims adjusting, appraisal and claims and risk management services to a wide variety of insurance companies and self-insured organizations in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2003, revenue totalled Cdn$461.5 million. The company was established in 1923, and at year-end the group had 3,794 employees located in 302 offices.

Hub International is an insurance brokerage company selling a broad range of commercial, personal and life insurance products. The company was established in 1998, and at year-end had 986 employees in Canada and the United States. In 2003, the company had total revenue of US$286.4 million.

MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.

Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except Northbridge Financial, a public company of which Fairfax owns 71.0%; OdysseyRe, a public company of which Fairfax owns 80.6%; Lindsey Morden Group, a public company of which Fairfax owns 75.0% of the equity and 89.5% of the votes; and Hub International, a public company of which Fairfax owns 26.1%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	The foregoing lists all of Fairfax’s operating companies. The Fairfax corporate structure (i.e. excluding investments in Hub, Zenith National and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

(3)	Throughout this Annual Report, certain common non-GAAP measures are provided with a view to furnishing more comprehensive disclosure.

To Our Shareholders:

2003 was a very gratifying year as we earned the highest profit in our history and achieved a combined ratio of 97.6% at our ongoing insurance and reinsurance operations, in spite of some external pressures. We made a 10.9% return on average shareholders’ equity in 2003 (compared to about 11.2% for the S&P/ TSX and about 12.8% for the S&P 500). In 2003, our first year of U.S. dollar reporting, we earned $271.1 million or $18.55 per share compared to $263.0 million or $18.20 per share in 2002 (all dollar amounts in this letter are U.S. dollars unless noted otherwise). Book value per share increased 29.1% to $192.81 (aided significantly by the strong Canadian dollar) while our share price increased 127% to $174.51 from $77.01 at year-end 2002. And we accomplished all this while not deviating from our guiding principles, which we have again reproduced in Appendix A.

Our record results in 2003 again came from excellent underwriting and investment performance. Let me highlight each of these items for you.

Underwriting Performance

	Year ended December 31

	Combined			Net Premiums
	Ratio(1)			Written
	2003		2002	2003	2002

	(%)			(% change)
Canadian Insurance – Northbridge	92.6		97.4	50	19
U.S. Insurance
Crum & Forster	104.4	(2)	108.3	18	40
Fairmont	99.2		107.0	(18)	54
Falcon	96.0		99.8	48	250
Old Lyme	92.7		92.9	28	N/A
Total	102.5	(2)	107.1	11	56
Reinsurance – OdysseyRe	96.9		99.1	32	66
Total Fairfax	97.6		101.5	28	58

(1)	Please see the commentary commencing on page 51 in the MD&A regarding the presentation of segmented information.

(2)	99.7% for Crum & Forster, and 99.1% Total, excluding the effect of Crum & Forster’s net strengthening of asbestos reserves.

As you can see from the table, our ongoing insurance and reinsurance operations grew significantly again in 2003 while achieving combined ratios on a current basis of less than 100%. In the past two years, total net premiums written from our ongoing operations have increased by 91% from $2.3 billion in 2001 to $4.4 billion in 2003.

The management teams at all of our ongoing insurance and reinsurance operations deserve a standing ovation from you for their outstanding performance in 2003, and I have listed the presidents and their senior managers below. Mindful of the atrocious results from 1999 to 2001, they all share our unwavering focus on underwriting performance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge	Byron Messier, Greg Taylor; Ron Schwab (Commonwealth), John Paisley (Federated), Rick Patina (Lombard), Mark Ram (Markel)

Crum & Forster	Bruce Esselborn, Nick Antonopoulos, Mary Jane Robertson; Doug Libby (Seneca)

Fairmont	Wayne Ashenberg, Marc Adee

Falcon	Kenneth Kwok

Napa MGU	Steve Brett

OdysseyRe	Andy Barnard, Charlie Troiano; Mike Wacek (The Americas), Brian Young (London Operations), Lucien Pietropoli (Euro Asia), Jim Migliorini (Hudson)

Backing our insurance, reinsurance and runoff operations and performing the key head office functions, including financings, in 2003 was our small team at Fairfax. With no egos and a huge sense of urgency, that small team has demonstrated innumerable times that we can take advantage of opportunity. In 2003, we demonstrated we could handle adversity as well. No small thanks are due to Trevor Ambridge, Sam Chan, Francis Chou, Jean Cloutier, Paul Fink, Jonathan Godown, Brad Martin, Rick Salsberg, Ronald Schokking and Jane Williamson and to Jim Dowd, John Cassil, Hank Edmiston, Scott Galiardo and Roland Jackson at Fairfax Inc.

Investment Performance

The performance of the Hamblin Watsa investment management team in 2003 was, for the second consecutive year, exceptional. Congratulations again to Brian Bradstreet, Frances Burke, Tony Hamblin, Roger Lace, Enza La Selva and Chandran Ratnaswami. Fairfax began the year with $131.7 million in unrealized gains, realized $845.9 million in gains during the year and ended the year with $244.9 million in unrealized gains. It just doesn’t get any better! The total return on our investment portfolios (including all interest and dividend income, gains and losses on disposal of securities and the change in unrealized gains and losses during the year) was 11.1% – even though we had very large cash positions during most of the year (approximately half throughout the second half of 2003). The large cash positions provide your company with tremendous flexibility even though they currently reduce our investment income by over $200 million a year. Please note our investment assets were up 18% to $12.6 billion in 2003, with the result that they are now approximately $900 per share.

Fairfax achieved its record results in 2003 in spite of three significant reserving actions that we took in the fourth quarter:

1.	We increased Crum & Forster’s asbestos reserves by $150 million which, after other redundancies and stop loss reinsurance, cost us $39 million pre-tax.

2.	We increased TIG’s loss reserves by $258 million, of which $190 million was ceded to Chubb Re. Including the cost of the additional premium on the Chubb Re treaty, TIG’s reserve increase cost us $118 million pre-tax.

3.	At nSpire Re, we took a reserve charge of $176 million which, after stop loss reinsurance, cost us $67 million pre-tax.

The reserving actions mentioned in 2. and 3. above generally related to business, now in runoff, written during the extremely soft markets of the late 1990s, which have resulted in reserve inadequacies for that period throughout the property and casualty insurance industry generally.

Our acquisition of TRG (a 27 1/2% interest in 1999 and the remaining 72 1/2% interest in 2002) was one of the best acquisitions we have made, giving us the strength of highly talented runoff professionals to focus on settling APH and other complex claims and on analyzing and collecting reinsurance recoverables. Dennis Gibbs and his TRG team did an outstanding job in 2003 in taking control of the TIG runoff, headed by Scott Donovan, while continuing the controlled runoff of the European operations. In the process, they played an integral part in the following events in 2003:

1.	You will remember that upon the merger of TIG and TRG’s International Insurance subsidiary in 2002, a Fairfax subsidiary provided TIG with an adverse development cover and the California Department of Insurance allowed the distribution of about $800 million of securities into a Trust for the benefit of TIG. Subject to California approval, part of the Trust assets would be released if the internal cover was replaced with an external cover, and substantially all of the remainder of the Trust assets would be released if three financial tests were met at the end of 2003.

a.	We arranged an adverse development cover from Chubb Re which replaced most of the internal cover from a Fairfax subsidiary. As a result, all of the Northbridge shares in the Trust, with a market value of approximately $191 million, were released from the Trust.

b.	TIG met the three financial tests at the end of 2003, thereby permitting the release of substantially all of the remaining assets in the Trust (comprised primarily of 28.4 million shares of OdysseyRe), subject to California regulatory approval. We expect to receive that approval in the second quarter. The release of OdysseyRe shares from the Trust would simplify our capital structure significantly and would also strengthen our financial flexibility.

2.	By the end of the year, TIG was effectively writing no business and 58% of the claims outstanding at the beginning of the year had been closed.

3.	Fairmont (Ranger, Hawaii and A&H business) was effectively extracted from the runoff group, and Napa operated as an MGU.

4.	As reported in note 12 to our consolidated financial statements, the judge in the proceedings which we commenced in the Commercial Court in London, England found in our favor – a great tribute to the ability and the determination of the TRG team. We believe that this judgment should have the beneficial effect in the London market of limiting “spirals” where loss making business is passed along to market participants in a manner not unlike the game of musical chairs where the loser is the participant without a chair when the music stops.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Taking OdysseyRe public in 2001 resulted in a separate listed company with enhanced focus and financial flexibility. Encouraged by our positive experience with OdysseyRe, in 2003 we created Northbridge Financial, a holding company for all our Canadian insurance operations (Commonwealth, Federated, Lombard and Markel). The IPO, led by Tom Flynn at BMO Nesbitt Burns and John Sherrington at Scotia Capital, was completed in June through the sale of 14.7 million shares at Cdn$15 per share. After the offering, Fairfax held 36.1 million shares (71%) of Northbridge. Northbridge is one of the largest commercial lines insurance companies in Canada, and we think it has excellent growth prospects.

Below we update the table on intrinsic value and stock price that we first presented four years ago. As you can see from the table, book value per share increased significantly in 2003 and our stock price increased dramatically. The intrinsic value of Northbridge, OdysseyRe and Crum & Forster increased significantly again in 2003, more than offsetting the decrease in the runoff segment.

	INTRINSIC VALUE			STOCK PRICE

		% Change in
	ROE	Book Value*		% Change in
	%	per Share		Stock Price
1986	25.2	+	180	+	287
1987	32.5	+	48	+	2
1988	22.8	+	31	+	31
1989	21.0	+	27	+	30
1990	23.0	+	41		– 40
1991	21.5	+	24	+	94
1992	7.7	+	1	+	7
1993	15.9	+	42	+	135
1994	11.4	+	18	+	3
1995	20.4	+	25	+	50
1996	21.9	+	63	+	195
1997	20.5	+	39	+	6
1998	23.0	+	37	+	57
1999	4.6	+	33		– 52
2000	3.9	+	1		– 10
2001	(12.0)		– 18		– 32
2002	13.0	+	14		– 25
2003	10.9	+	29	+	127
1986-2003	16.0%	+	31%	+	27%

*	First measure of intrinsic value, as discussed in our 1997 Annual Report.

If not for the reserve increase in the fourth quarter for Crum & Forster’s asbestos and for the runoff, Fairfax would have achieved its 15% ROE goals. Book value per share has now increased significantly from its previous high of $161 in 2000. We continue to be focused on achieving a sustainable 15% ROE over the long term.

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others below, is set out in a format which we have consistently used and which we believe assists you to understand Fairfax.

	2003(1)	2002(1)

	($ millions)
Underwriting
Insurance – Canada (Northbridge)	52.3	12.4
– U.S.	(25.6)	(68.1)
Reinsurance (OdysseyRe)	61.0	12.9

Underwriting income (loss)	87.7	(42.8)
Interest and dividends	220.3	266.1

Operating income	308.0	223.3
Realized gains	534.6	285.9
Runoff and other	(110.0)	(64.3)
TIG restructuring costs	–	(63.6)
Claims adjusting (Fairfax portion)	(16.6)	(6.7)
Interest expense	(138.6)	(79.6)
Swiss Re premium(2)	–	(2.7)
Corporate overhead and other	(48.7)	(5.9)
Other costs and charges	–	(9.0)

Pre-tax income	528.7	277.4
Taxes	(187.6)	(149.3)
Negative goodwill on TRG purchase	–	188.4
Non-controlling interests	(70.0)	(53.5)

Net earnings	271.1	263.0

(1)	Please see the commentary commencing on page 51 in the MD&A regarding the presentation of segmented information.

(2)	Please see the last paragraph of Swiss Re premium on page 68 in the MD&A.

The table shows the results from our insurance and reinsurance (underwriting and investments), runoff and other and non-insurance operations. Runoff and other operations include the U.S. runoff group (the merged TIG and IIC), the European runoff group (Sphere Drake, RiverStone (UK) and nSpire Re (formerly ORC Re)) and our participation in third party reinsurance programs of our subsidiaries (referred to as “Group Re”). Claims adjusting shows our share of Lindsey Morden’s after-tax income. Also shown separately are realized gains at our continuing operations so that you can better understand our earnings from our operating companies. Also, please note the unaudited financial statements of our combined continuing insurance and reinsurance operations and of Fairfax with Lindsey Morden equity accounted, shown on pages 120 to 123.

Operating income (ongoing insurance and reinsurance underwriting and interest and dividends) increased significantly from $223.3 million in 2002 to $308.0 million in 2003 as we

FAIRFAX FINANCIAL HOLDINGS LIMITED

made a significant underwriting profit in 2003 for the first time since 1993. As mentioned last year, we are currently experiencing the “virtuous” part of the insurance cycle when underwriting income, investment income and realized gains are all additive. While this part of the cycle may last a while, we have to perform through the ups and downs of the insurance cycle. Interest and dividend income dropped 17% to $220.3 million in 2003 reflecting lower investment yields since almost half the investment portfolio has been held in cash and short term investments since the second quarter of 2003. Realized gains at our ongoing operations increased dramatically again in 2003 to $534.6 million.

Runoff losses were significant in 2003 because of the reserve charges discussed earlier as well as operating costs in excess of investment income. Realized gains helped mitigate runoff losses in 2003. Please see the MD&A commencing on page 61 for a more detailed discussion of our runoff operations. We expect our runoff operations to be a decreasing drag on our income in 2004.

The increased interest expense in 2003 resulted partly from new interest costs and partly from the company’s decision to maintain fixed rather than floating interest costs (please see page 67 in the MD&A). Our focus on reducing financial leverage will result in a reduction in these costs over time. Corporate overhead and other increased significantly in 2003 as detailed on page 68 in the MD&A. We expect these costs to come back to more normal levels in the future.

Insurance and Reinsurance Operations

Our ongoing insurance and reinsurance operations had an excellent year in 2003 with a consolidated combined ratio of 97.6%. Every operating company, including Northbridge, Crum & Forster (ex-asbestos) and OdysseyRe, had a combined ratio below 100%. Net premiums written by these operations expanded by 28%. This resulted in record positive cash flows at Northbridge, Crum & Forster and OdysseyRe of $1.1 billion, up from $236 million in 2002.

Significant underwriting profits, combined with record realized gains, contributed to very significant growth in statutory (or regulatory) capital in 2003, with the result that each of our major underwriting companies has capital adequacy well in excess of its rating level.

The table below shows the outstanding growth and results of our major underwriting companies:

Northbridge	($ millions)
	2003	2002	2001
Gross premiums written	1,319	1,133	768
Net premiums written	802	533	449
Net income	108	34	(10)
Shareholders’ equity	568	356	299
Combined ratio	92.6%	97.4%	115.0%
Return on equity	23.6%	10.3%	(3.5%	)

                  Crum & Forster

	2003		2002	2001
Gross premiums written	1,104		964	843
Net premiums written	857		729	519
Net income	177		78	(29)
Shareholders’ equity	990	(1)	1,039	958
Combined ratio	104.4%	(2)	108.3%	131.7%
Return on equity	17.4%	(3)	7.8%	(3.0%	)

(1)	$1,208 before paying dividends of $218 from the proceeds of $300 of notes issued in June 2003.

(2)	99.7% excluding the effect of the net strengthening of asbestos reserves.

(3)	18.5% before paying interest on the above-mentioned $300 of notes.

                  OdysseyRe

	2003	2002	2001
Gross premiums written	2,558	1,894	1,154
Net premiums written	2,154	1,631	985
Net income	276	151	(22)
Shareholders’ equity	1,297	1,021	872
Combined ratio	96.9%	99.1%	115.4%
Return on equity	23.8%	16.0%	(2.3%	)

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the table below, we show the float that Fairfax’s ongoing insurance and reinsurance operations have generated and the cost of that float.

			Benefit	Average long
Year	Underwriting		(Cost)	term Canada
	profit (loss)	Average float	of float	treasury bond
	($ millions)	($ millions)		yield
1986	2.5	21.6	11.6%	9.6%
1987	0.8	40.6	2.0%	10.0%
1988	0.3	56.6	0.5%	10.2%
1989	(11.5)	67.0	(17.2%)	9.9%
1990	(10.7)	117.5	(9.1%)	10.8%
1991	4.6	156.2	2.9%	9.7%
1992	(14.0)	151.2	(9.3%)	8.8%
1993	1.6	244.9	0.7%	7.8%
1994	(12.4)	496.8	(2.5%)	8.7%
1995	(29.9)	655.0	(4.6%)	8.3%
1996	(37.1)	1,089.5	(3.4%)	7.6%
1997	(40.6)	1,961.2	(2.1%)	6.5%
1998	(214.3)	3,847.7	(5.6%)	5.5%
1999	(407.6)	5,440.8	(7.5%)	5.7%
2000	(481.7)	5,202.5	(9.3%)	5.9%
2001	(579.8)	4,690.4	(12.4%)	5.8%
2002	(42.8)	4,355.2	(1.0%)	5.7%
2003	87.7	4,405.5	2.0%	5.4%
Weighted average			(5.4%)	6.0%
Fairfax weighted average financing differential: 0.6%

As the table shows, our float (which is defined in our 2001 Annual Report) increased in 2003 with no cost. This is the closest thing to “nirvana” in the property and casualty business. The table below shows you the breakdown of our year-end float for the past five years.

				Total
				Insurance
	Canadian	U.S.		and
	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

	($ millions)
1999	394.5	2,657.3	2,530.4	5,582.2	561.4	6,143.6
2000	533.2	2,572.6	1,717.0	4,822.8	789.5	5,612.3
2001	384.0	2,677.4	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,611.8	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,634.9	2,002.7	4,658.7	1,502.8	6,161.5

In 2003, the Canadian insurance float increased by 25.8% (at no cost), the U.S. insurance float increased by 1.4% (at a cost of 1.6%) and the reinsurance float increased by 15.8% (at no cost). The runoff float decreased due to the payment of claims. Taking all these components together, total float increased by 7.5% to $6.2 billion at the end of 2003.

For additional information on Northbridge, Crum & Forster and OdysseyRe, please see those companies’ websites.

Reserving

As previously discussed, we took considerable reserve strengthening in 2003. The action we took dealt primarily with reserves related to runoff, latent asbestos claims and reinsurance business written during 1997 to 2000 and we do not believe it is reflective of the strength of our current book of business. Our reserving record in Canada has been excellent (an average reserve redundancy of 2.4% over the past ten accident years — see page 76 in the MD&A) and our intent is to replicate this at all our ongoing insurance and reinsurance companies. No complacency, though, as we continue to have external actuaries review our reserves, including an annual certification of our consolidated reserves by PricewaterhouseCoopers LLP (the Valuation Actuary’s Report is on page 21).

Claims Adjusting

Lindsey Morden had a significant loss in 2003 of Cdn$30 million due to operating losses in its U.S. operations (Cdn$22 million) as well as Cdn$12 million of goodwill and deferred tax writeoffs. Unfortunately, your Chairman accelerated the losses in 2003 by strongly recommending the purchase of RSKCo, which magnified the losses in the U.S. operations. With reduced costs in the U.S. claims management operations, the losses in the U.S. will be reduced but will still be significant in 2004. The other operating units (Canada, U.K., Europe and International) continue to show strong operating results. We are working diligently to help Karen Murphy and her management team to restore profitability at Lindsey Morden. In the meantime, we are providing financial support as and when needed. For a more detailed discussion of Lindsey Morden’s results, please review its annual report, including its MD&A, which is on its website www.lindseymordengroupinc.com).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

As mentioned in previous Annual Reports, we feel our unaudited balance sheet with Lindsey Morden equity accounted is the best way to understand our financial position. Below we show our year-end financial position compared to the end of 2002.

	December 31,	December 31,
	2003	2002

	($ millions)
Cash, short term investments and marketable securities	410.2	327.7
Long term debt (including OdysseyRe debt)	1,942.7	1,406.0
TRG purchase consideration payable	200.6	205.5
RHINOS due February 2003	–	136.0
Net debt	1,733.1	1,419.8
Common shareholders’ equity	2,781.4	2,111.4
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4
OdysseyRe non-controlling interest	250.6	268.5
Total equity	3,248.4	2,596.3
Net debt/equity	53%	55%
Net debt/total capital	35%	35%
Interest coverage	4.8x	4.6x

During the year, Fairfax brought OdysseyRe into the U.S. consolidated tax group, took Northbridge public and issued $300 million of Crum & Forster 10-year notes and $200 million of Fairfax convertible debentures. As a result, we satisfied all of our obligations which matured during the year and we ended the year with in excess of $400 million of cash and marketable securities in the holding company. Also, Fairfax established a new separate $300 million letter of credit facility; as a result, our $260 million of syndicated bank lines are currently unused.

The net effect of our significant increase in common shareholders’ equity (aided by the strong Canadian dollar) and our financings was that we maintained our net debt/equity and net debt/capital ratios during the year. We have a high priority to reduce these financial leverage ratios meaningfully in the next three years.

Our experience in 2003 has highlighted again the importance of a strong balance sheet and significant cash positions in the holding company. Our policy will always be to maintain large cash and marketable security positions in the holding company. Of course, now that OdysseyRe and Northbridge are public companies, they have access to the public markets for financing (i.e. they don’t need Fairfax!) and Fairfax has the ability to raise cash by selling shares of those companies in the public markets. This is a very important source of financial flexibility even though we have no current plans to use it. You will note also that Crum & Forster now has positive earned surplus of about $146 million and a dividend capacity for 2004 of about $80 million.

Investments

The equity markets worldwide rebounded significantly in 2003 as shown in the table below (the indices reflect local currencies), while long U.S. treasury yields increased from 4.77% at year-end 2002 to 5.08% by year-end 2003.

		Cumulative %
		Change from
	2003	December 31, 1999
	% Change	to December 31, 2003
S&P 500	+26.4	-24.3
NASDAQ	+50.0	-50.8
S&P/TSX	+24.3	-2.3
FTSE (London)	+13.6	-35.4
CAC (France)	+16.1	-40.3
DAX (Germany)	+37.1	-43.0
Fairfax (Equities)	+43.0	+186.6

Our equities return (realized gains and losses and the change in unrealized gains and losses, excluding dividends) was 43% in 2003 and a cumulative 187% for the four-year period ended December 31, 2003. We hope we do as well when we are positive about the markets!!

In 2003, we realized a record $846 million in investment gains compared to $470 million in 2002 – as a percentage of the investment portfolio, though, it was the third highest in our history. On page 110 in the MD&A, we show a record of our realized gains since inception. You can see it has been an important source of earnings for our company. Unfortunately, it is not predictable and so most market participants do not give us much credit for these gains even though, since inception, they have amounted to $2.4 billion. You can see why we will always opt for a high but “irregular” return over a lower but “consistent” return.

Gross realized gains in 2003 totalled $970 million. After realized losses of $92 million and provisions of $32 million, net realized gains were $846 million. Net gains from fixed income securities were $686 million while net gains from common stocks were $189 million. The principal contributors to the stock realized gains were ICICI Bank ($93 million) and Everest Re ($25 million).

Given the high stock valuation levels, low treasury yields, unattractive credit spreads and continued risks that we have discussed in previous Annual Reports (a possible run on mutual funds, bonds collateralized with consumer debt, unfunded pension liabilities and the huge increase in the use of derivatives), we have almost half of our investment portfolio in cash and short term investments and the majority of our bond portfolio in government bonds. We have no exposure to asset-backed securities, including mortgage-backed securities, and our common stock holdings, including our strategic investments, amount to only 13% of the portfolio. The unprecedented conservatism in our portfolio reflects the uncertain times that we live in and also positions us to take advantage of attractive investment opportunities.

We have been concerned for some time about the risks in asset-backed bonds, particularly bonds that are backed by home equity loans, automobile loans or credit card debt (we own no

FAIRFAX FINANCIAL HOLDINGS LIMITED

asset-backed bonds). It seems to us that securitization (or the creation of these asset-backed bonds) eliminates the incentive for the originator of the loan to be credit sensitive. Take the case of an automobile dealer. Prior to securitization, the dealer would be very concerned about who was given credit to buy an automobile. With securitization, the dealer (almost) does not care as these loans can be laid off through securitization. Thus, the loss experienced on these loans after securitization will no longer be comparable to that experienced prior to securitization (called a “moral” hazard). And here’s the rub! These asset-backed bonds are rated based on their historical loss experience record which will likely be very different in the future – particularly if we experience difficult economic times. Also, in the main, these asset-backed bonds are a creation of the 1990s, a period when the U.S. experienced one of the longest economic expansions in its history, followed by one of the shortest recessions.

This is not a small problem. There is $1.0 trillion in asset-backed bonds outstanding as of December 31, 2003 in the U.S. (excluding first mortgage-backed bonds). At the end of 2002, more than 65% of these bonds were rated A or above. In fact, as of December 31, 2002, there were more than 2,500 asset-backed issues rated AAA – significantly more than the 13 U.S. corporate issuers currently rated as AAA. Who is buying these bonds? Insurance companies, money managers and banks – in the main – all reaching for yield given the excellent ratings for these bonds. What happens if we hit an air pocket? Unlike active companies, the vehicles issuing these bonds have no management organization and are dependent on the goodwill of the originating company. I can go on and on. Suffice it to say that the principals at Hamblin Watsa are quite concerned about the inherent risks in these types of bonds.

Our unrealized gains (losses) as of year-end are as follows:

	2003	2002

	($ millions)
Bonds	(84.5)	119.0
Preferred stocks	1.6	(2.1)
Common stocks	254.6	32.8
Strategic investments*	68.4	(21.7)
Real estate	4.8	3.7

	244.9	131.7

*	Hub, Zenith National and Advent

Notwithstanding our general views on markets and stock valuation levels, we did come across some common stocks in 2003 that fit our long term value-oriented philosophy. Here are our common stock investments broken down by country:

	Carrying Value	Market Value

	($ millions)
U.S.	333.3	380.6
Canada	192.1	251.5
Japan	106.3	153.1
Other	542.2	643.3

	1,173.9	1,428.5

Miscellaneous

Please review page 124 which is an unaudited unconsolidated balance sheet showing where your money is invested. Based on that statement, on which our subsidiaries are carried on the equity basis (as described on page 119), at December 31, 2003 the carrying value of our subsidiaries was as follows: $412 million (Cdn$14.74 per share) for Northbridge, $1.0 billion for Crum & Forster, $1.0 billion ($20.44 per share) for OdysseyRe, and $1.0 billion for our runoff companies.

We paid a modest $1.40 per share dividend in 2003 for the reasons discussed in the 2000 Annual Report.

Although we were very much against quarterly conference calls in the past, we have found them to be an efficient way to communicate with our shareholders. Our annual investor meeting in New York in the fall has also worked out well. However, please don’t expect any guidance!

With so much in the media about corporate governance, it is appropriate to give you an update on our policies. We have a small, independent Board of Directors with only one person from management on the board – myself. Robbert Hartog, the Chair of our Audit Committee, has been Chair of that Committee since we began in 1985. You have benefited greatly from Robbert’s wisdom over the years. Our Audit Committee is composed of all independent directors. Our statements are now reviewed quarterly by our auditors and our reserves have always been certified annually. As the controlling shareholder and CEO of the company, I have fixed my compensation since 2000 at Cdn$600,000 with no additional bonuses and no options or other stock incentives. I get Cdn$600,000, period – and, I have to say, I have not earned it in the past few years! I have no transactions with the company and have over 95% of my net worth in Fairfax. We have never issued options or other stock incentives from treasury – all of our stock incentives are granted on secondary stock purchased in the market – and all of these grants are long term and provided to any one individual only once or at least infrequently. In fact, since we began in 1985, our shares outstanding have only increased from 5 million to 14 million even though revenue has gone from about $12 million to almost $6 billion. As discussed more fully in the proxy circular, we have instituted all of these policies to protect your interests and in recognition of the higher responsibility a controlling shareholder has to the other shareholders. While there have been many abuses of the dual voting share structures, may I say, not totally unbiased, that this share structure has been a big plus as far as the best interests of Fairfax and all its shareholders are concerned.

While discussing our Board composition, it is with great pleasure that I welcome Brandon Sweitzer to the Fairfax Board. Brandon has long experience in the property and casualty insurance industry and has served on the OdysseyRe Board since 2002. He is currently Senior Advisor to the President of the U.S. Chamber of Commerce, after 22 years at Marsh, Inc. where he served as President from 1999 to 2001.

This is probably a good time to remind you that we have listed the risks in our business as simply as we could (beginning on page 115). They continue to be many and very real. As I emphasized last year, your management team is constantly focusing on these risks and trying to minimize them. Similar to the last few years, I want to highlight the ones on reinsurance recoverables, the future income tax asset and ratings as well as claims reserves, including

FAIRFAX FINANCIAL HOLDINGS LIMITED

asbestos and pollution reserves. We have extensive disclosure and discussion on each of these risks in the MD&A. Although there are no guarantees, we feel a lot more comfortable about these risks today than when I wrote to you last year.

Our company has been hugely tested in the last few years and has not only survived but prospered. This experience has strengthened our management teams at Fairfax and our subsidiaries and will serve us well as we build our company over the long term.

We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 14, 2004 in Room 106 at the Metro Toronto Convention Centre, 255 Front Street West. Perhaps I will be smiling!!

I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our Annual Reports since 1985 are available there, as well as links to the informative websites of our various individual companies. Our press releases and published financial statements are posted to our website immediately upon issuance. Our quarterly reports for 2004 will be posted to our website on the following days after the market close: first quarter – April 29, second quarter – July 29 and third quarter – October 28. Our 2004 Annual Report will be posted after market close on March 4, 2005.

I would like to thank the Board and the management and employees of all our companies for the outstanding results achieved in 2003. We look forward to continuing to produce excellent results in 2004 and beyond.

March 1, 2004

V. Prem Watsa
Chairman and
Chief Executive Officer